EXHIBIT 99.3
JOINT FILER INFORMATION
2,684,996 shares of common stock are held of record by Insight Venture Partners IX, L.P. (“IVP IX”), 1,334,105 shares of common stock are held of record by Insight Venture Partners (Cayman) IX, L.P. (“IVP Cayman IX”), 284,473 shares of common stock are held of record by Insight Venture Partners (Delaware) IX, L.P. (“IVP Delaware IX”), and 53,594 shares of common stock are held of record by Insight Venture Partners IX (Co-Investors), L.P. (“IVP Co-Investors IX” and, together with IVP IX, IVP Cayman IX and IVP Delaware IX, the “IVP IX Funds”).
The amount listed as owned by each IVP IX Fund may be deemed to be attributable to each of the other IVP IX Funds, Insight Venture Associates IX, L.P. (“IVA IX”), Insight Venture Associates IX, Ltd. (“IVA IX Ltd”) and Insight Holdings Group, LLC (“Holdings”) because Holdings is the sole shareholder of IVA IX Ltd, which in turn is the general partner of IVA IX, which in turn is the general partner of each of the IVP IX Funds.
Each of Jeffrey Horing, Deven Parekh, Michael Triplett and Jeffrey Lieberman is a member of the board of managers of Holdings and as such shares voting and dispositive power over the shares held of record by the IVP IX Funds. The foregoing is not an admission by IVA IX, IVA IX Ltd or Holdings that it is the beneficial owner of the shares held of record by the IVP IX Funds. Each of Messrs. Horing, Parekh, Triplett and Lieberman disclaims beneficial ownership of the shares held by the IVP IX Funds except to the extent of his pecuniary interest therein.
The address of each of the entities and persons identified in this Exhibit 99.3 is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.